Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

TRANSCRIPT OF AN INTERVIEW WITH HANNAH YULO-LUCCINI, CEO OF HOTEL101 GLOBAL PTE. LTD.

CHANNEL NEWS ASIA INTERVIEW WITH HOTEL101 GLOBAL CEO HANNAH YULO-LUCCINI

Interviewer: When it comes to your NASDAQ listing do you have a timeline in mind?

Hannah Yulo-Luccini (Hannah): We are very, very excited to list in the NASDAQ. Hotel101 will be the first Filipino brand to list in the NASDAQ. So, we are very excited to do this by the second half of this year.

Interviewer: Why go overseas? Why go to the U.S.?

Hannah: We pride ourselves as really being a hospitality platform which is tech-driven and having this global expansion plan in place and having already started with Niseko–Japan, Madrid–Spain, Los Angeles–U.S.A., we believe now is the time to do that and the NASDAQ being the natural home for technology stocks is really the place that we want to be, given our aspirations to grow rapidly across the world.

Interviewer: And where would you use the funds raised?

Hannah: So, it is an asset-light business model because we make money twice. We make money first from the selling of the units and this recoups the capital during the construction stage which allows us to redeploy this much faster than most hotel developers. Secondly, we make money from the operations of the hotel. So, we’ve initially targeted twenty-five countries that we want to be in, four of which we are already in, so twenty-one more. So, these initial target countries are really dependent on the availability of prime land because we always have to build our hotels from the ground up. So, it’s very important for us to have the right location and also the scale in that location to be able to build a five hundred room hotel. For Niseko for example, Niseko has traditionally been a luxury market. So, Hotel101 is very interesting for global investors in Niseko because it is actually the largest value segment hotel in Niseko and it is in Hirafu, which is very central. It suddenly opens up a whole new world of tourism that would be able to get value for their money when they go to Niseko. It is a very exciting project for us, especially since they are building a bullet train direct from Tokyo. Niseko is really unique because in the last seven years, if you track condominium prices in Niseko, it has actually quadrupled in the last seven years and so with this catalyst of the bullet train coming from Tokyo, people are really looking at Niseko to be more of a capital appreciation play.

Interviewer: You’ve got big plans, you’re looking at one million rooms up from the two thousand that you have currently and you talked about getting revenue from two sides, the selling units and managing them, but this could also open up two sets of risks for you, capital – availability of capital for example and travel demand as well. How do you plan to manage these risks?

Hannah: We see ourselves as a disruptor in an industry that is ripe for disruption. The opportunity that we really see globally today is that the lack of standardization in the three-star hotel segment. Standardization exists in almost every value segment in the world like take for example the budget airline industry. All the airline companies in the budget airline industry essentially sell one product, the economy seat. They change the seat cover, but the product is the same. But if you close your eyes today and you thought about, “What is one, the standard hotel room in the value segment?” That room does not exist. And so, we see that as an opportunity, which is why we believe listing in the NASDAQ this year is really the way forward because it will allow us to access capital markets that would really allow, really fuel the rapid expansion plan that we have for the world.

Interviewer: Capital one thing, but what about travel demand? What gives you the confidence that now is the time to scale up this quickly?

Hannah: I think tourism numbers globally, the rebound and travel, Niseko alone, I think, just talking to people on the ground, they say they are at least thirty percent higher than pre-COVID. It’s an amazing rebound and I just see this as continuing to grow. People continue to want to travel, they continue to want to have experiences and we see this in the rise in hotel room rates no matter where you go, rising tickets when you travel. I mean, it’s unbelievable. I think it’s just going to continue to grow.

Interviewer: What was your biggest lesson from the pandemic?

Hannah: That’s really what cemented our conviction to go globally. Our prototype in 2021, which was the peak of the pandemic, as you know, the Philippines had several lockdowns that we had to endure, and we never closed the hotel. The unit owners continued to get sufficient yields that they were happy with. In comparison to people who had many condominiums for example that remained vacant during the pandemic. Our occupancy was extremely high. We were able to shift during the hard lockdown to more corporate accounts. Then it was the quarantine guests from tourists to business travelers. In fact, our highest occupancy I think to date was still in 2021. So that’s what really cemented our conviction that we had something truly special. If it could thrive in the midst of several turns of lockdowns, a global pandemic, if it could continue to deliver yields to its investors, continue to operate, continue to be profitable, then we knew we had something special.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination transaction (the “Transactions”). It does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

JVSPAC, DoubleDragon, Hotel101 Global, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024 and subsequent filings on Form 3 and Form 10-K, and when available, Form 4 and Form 10-Q. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Additional Information About the Business Combination and Where to Find It

The proposed Transactions will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101 Global’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about JVSPAC, Hotel101 Global and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC at G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong.

Forward Looking Statements

This communication includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated enterprise value of the combined company, Hotel101 Global’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, JVSPAC’s and Hotel101 Global’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of JVSPAC’s and Hotel101 Global’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101 Global. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 Global to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions or approval of the shareholders of JVSPAC or Hotel101 Global; failure to realize the anticipated benefits of the proposed Transactions; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101 Global’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transactions; the impact of the COVID-19 pandemic on Hotel101 Global’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the heading “Risk Factors” filed with the SEC on April 1, 2024 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 Global presently knows or that JVSPAC and Hotel101 Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101 Global’s expectations, plans or forecasts of future events and views as of the date of this communication. JVSPAC and Hotel101 Global anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101 Global’s assessments to change. However, while JVSPAC and Hotel101 Global may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101 Global’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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